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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2004 SEC MAIL PROCESSING SECTION WASH., D.C. 105

SEC FILE NUMBER
~~8-018427~~ 8-36392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Millennium Trading Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor

(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **212-841-4125**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Millennium Trading Co., L.P.

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millennium Trading Co., L.P. at and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Grandview, L.L.C.
General Partner

Israel A. Englander
Chief Executive Officer

Robert A. Williams
Chief Financial Officer

Sworn to before me

This 24th day of February, 2004

STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2007

Millennium Trading Co., L.P.

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of Millennium Trading Co., L.P.

We have audited the accompanying statement of financial condition of Millennium Trading Co., L.P. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millennium Trading Co., L.P. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2004

Millennium Trading Co., L.P.

Statement of Financial Condition

December 31, 2003
(In thousands)

Assets		
Securities owned, at market value	$	151,177
Receivable from clearing organization		129,076
Other assets		844
	$	281,097
Liabilities and partners' capital		
Securities sold, not yet purchased, at market value	$	203,408
Other liabilities		1,608
		205,016
Partners' capital		76,081
	$	281,097

See accompanying notes.

Millennium Trading Co., L.P.

Notes to Statement of Financial Condition

December 31, 2003
(In thousands)

1. Organization

Millennium Trading Co., L.P. (the "Company"), a New York limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker.

The Company is owned by Grandview, L.L.C., a wholly owned subsidiary of Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Dividends are accrued on ex-dividend date. Included in other assets and other liabilities on the Statement of Financial Condition are dividends receivable and dividends payable, respectively.

3. Receivable from Clearing Organization

Receivable from clearing organization represents net cash and margin debt balances with the Company's clearing brokers, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2003. The cash at the clearing brokers related to securities sold short is restricted.

A source of the Company's short-term financing is provided by its clearing brokers from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

(In thousands)

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur administrative expenses on the Company's behalf without charge.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of equities at December 31, 2003.

Substantially all Securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2003, the Company had net capital of $13,211 which exceeded its requirements by $12,961.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under an arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

7. Income Taxes

No federal, state or local income taxes have been provided at the Company level since the partners are individually liable for the taxes on their share of the Company's income or loss.

8. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

10. Commitments

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

Trades pending at December 31, 2003 were settled without adverse effect on the Company's financial condition.

11. Subsequent Events

Effective January 1, 2004 the Company received a capital contribution of $9,000 from Grandview, L.L.C.